

Mail Stop 3720

April 21, 2009

Mr. Richard K. Reece
Chief Financial Officer
Acuity Brands, Inc.
1170 Peachtree St., N.E., Suite 2400
Atlanta, GA 30309

>   **RE: Acuity Brands, Inc.**
>   **Form 10-K for Fiscal Year Ended August 31, 2008**
>   **Filed October 27, 2008**
>
>   **Form 10-Q for Fiscal Quarter Ended February 28, 2009**
>   **File No. 1-16583**

Dear Mr. Reece:

    We have reviewed your supplemental response letter dated April 8, 2009 as well as your filings and have the following comments.

Form 10-Q for Fiscal Quarter Ended February 28, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Critical Accounting Policies, page 23

Goodwill, page 23

1.   We note your response to prior comment 8. You state that your analysis of goodwill impairment during the second quarter of 2009 included downward adjustments to your revenue forecasts and related short-term growth rates. Tell us and disclose, in future filings, the growth rates that you used in your analysis. In this regard, we note your disclosures at page 22 regarding your outlook. We

believe that you should disclose the specific impact of these expectations on your impairment test assumptions.

In addition, tell us how you defined "significant" in making the determination that the fair value of the ABL reporting unit exceeded the carrying value by a significant amount. In order to provide transparency about the possibility of future impairments, we believe that you should disclose the percentage by which the fair value of the reporting unit would have to decline in order to fail step one of the goodwill impairment test.

Indefinite Lived Intangible Assets, page 23

2.   We note your response to prior comment 9. Please address the following items:

- Similar to the comment issued above regarding goodwill, please tell us and disclose the rates of expected revenue growth or decline that were utilized in your intangible assets impairment test.

- Tell us and disclose, in more detail, how you developed your assumptions regarding the amount a willing third party would pay to use each trade name.

- For the trade names with a fair value that significantly exceeded its carrying value, tell us how you defined "significant." Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in fair value at the time of your impairment testing.

- You state that the Mark Lighting trade name exceeds its carrying value by approximately 10%. Provide a sensitivity analysis of your most recent impairment test assumptions for this unit of accounting based upon reasonably likely changes.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

/s/ Robert S. Littlepage, Jr.

/for/ Larry Spirgel
Assistant Director